FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(X)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 000-21250

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gymboree 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gymboree Corporation

700 Airport Boulevard
Suite 200
Burlingame, CA 94010-1912

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gymboree Corporation 401(k) Plan Administrative Committee

Date: June 28, 2004	By: /s/ Myles McCormick

Myles McCormick
Committee Member

GYMBOREE 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes	11
EXHIBIT 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the Gymboree 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Gymboree 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

By /s/ DELOITTE & TOUCHE LLP

San Francisco, California
June 25, 2004

GYMBOREE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value:
Putnam:
The George Putnam Fund of Boston	$734,696	$535,120
Investors Fund	1,898,690	1,412,626
Voyager Fund	1,430,421	971,680
Diversified Income Trust	490,797	329,456
New Opportunities Fund	1,222,243	749,407
International Equity Fund	1,310,134	953,351
Stable Value Fund	1,240,227	1,099,257
Capital Opportunities Fund	107,962	3,941
S&P 500 Index Fund	196,072	6,347
U.S. Government Income Trust	81,420	—
Ariel Fund	35,811	—
PIMCO Total Return Fund	176,781	70,703
Van Kampen Comstock Fund	164,932	17,432
Gymboree common stock	581,876	511,537
Participant loans	227,410	155,811

Total investments	9,899,472	6,816,668
Receivables:
Participant contributions receivable	104,468	65,100
Employer contributions receivable	44,423	32,022

Total receivables	148,891	97,122

Net assets available for benefits	$10,048,363	$6,913,790

See notes to financial statements.

GYMBOREE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended
	December 31,
	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$151,378	$105,986
Net appreciation (depreciation) in fair value of investments:
Mutual funds and common collective trusts	1,439,468	(1,247,864)
Gymboree common stock	50,203	120,847

	1,641,049	(1,021,031)

Contributions:
Participant	2,150,711	1,812,688
Employer	306,024	283,636

	2,456,735	2,096,324

Total additions	4,097,784	1,075,293

Deductions from net assets attributed to:
Benefits paid to participants	963,211	592,859

Net increase in net assets	3,134,573	482,434
Net assets available for benefits:
Beginning of year	6,913,790	6,431,356

End of year	$10,048,363	$6,913,790

See notes to financial statements.

GYMBOREE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 – DESCRIPTION OF THE PLAN

General - The following description of the Gymboree 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1992 by The Gymboree Corporation (the “Company”) to provide benefits to employees who are at least 21 years of age and have been employed with the Company for either six months with a minimum of 500 hours of service, or one year with a minimum of 1,000 hours of service. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan. The Company has contracted with Putnam Fiduciary Trust Company (“Putnam”) as the third-party administrator who processes and maintains the records of participant data. Putnam is also the Plan custodian and trustee. Any administrative expenses connected with the operation or administration of the Plan or associated trusts that are not paid out of plan assets are paid by the Company.

Effective June 1, 2004, Fidelity Investments (“Fidelity”) replaced Putnam as the third-party administrator, Plan custodian and trustee.

Income taxes - The prototype sponsor of the Plan received an IRS opinion letter dated August 9, 2002, stating that the Plan was acceptable under Section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. The Company is in the process of requesting an IRS determination letter as to the tax-qualified status of the Plan. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Participant contributions - Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations, which amounted to $12,000 in 2003 and $11,000 in 2002. Certain participants may also elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Company contributions - The Company is required to make matching contributions as defined in the Plan. In 2003 and 2002, the Company matched 50% on the first $1,000 of each participant’s contribution.

Vesting – Participant accounts are immediately vested in all participant and Company contributions and earnings attributable thereto.

Participant accounts - Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution and Plan earnings or losses. Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants during 2003 were as follows:

•	The George Putnam Fund of Boston: seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

•	Putnam Investors Fund: seeks long-term growth of capital by investing mainly in blue-chip stocks — those of large, well-established companies — selected from a broad range of industries.

•	Putnam Voyager Fund: seeks capital appreciation by investing mainly in a combination of large and midsize companies expected to grow over time.

•	Putnam Diversified Income Trust: seeks high current income consistent with capital preservation by investing in a combination of U.S. government and other investment-grade bonds, foreign bonds, and higher-yielding, lower-rated corporate bonds.

•	Putnam New Opportunities Fund: seeks long-term capital appreciation by investing primarily in common stocks of companies within certain industry groups that Putnam Management believes offer above-average long-term growth potential.

•	Putnam International Equity Fund: seeks capital appreciation by investing mainly in large and midsize international stocks, targeting companies with established earnings growth that are priced below their fundamental worth.

•	Putnam Stable Value Fund: seeks stability of principal through a collective investment trust consisting primarily of high-quality guaranteed investment contracts issued by insurance companies, banks, or other financial institutions, including security-backed investment contracts.

•	Putnam Capital Opportunities Fund: seeks capital appreciation by investing in stocks of small and midsize companies believed to offer above-average growth potential across a wide range of industries.

•	Putnam S&P 500 Index Fund: seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

•	Putnam U.S. Government Income Trust: seeks current income by emphasizing securities backed by the full faith and credit of the U.S. government.

•	Ariel Fund: seeks maximum long-term growth by investing in companies that are currently undervalued but have demonstrated strong potential for growth.

•	PIMCO Total Return Fund: seeks maximum total return, consistent with preservation of capital and prudent investment management by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed-income instruments of varying maturities.

•	Van Kampen Comstock Fund: seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

•	Gymboree Common Stock – consists solely of The Gymboree Corporation common stock.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. At December 31, 2003, there were 69 outstanding loans bearing interest at rates ranging from 5.0% to 10.5%.

In-service withdrawals – Under appropriate circumstances, participants may withdraw money from their accounts while employed by the Company. The Company may establish a minimum amount for a withdrawal, or a maximum number of withdrawals that may be made in a year. Withdrawals are allowed for any reason after age 59 1/2 or for hardship reasons, as defined by the Plan.

Payment of benefits – Benefits are payable upon termination of service, as defined by the Plan. Upon termination, the participant or beneficiary may elect to leave his or her account balance in the Plan, receive his or her total benefits in a lump sum amount equal to the value of the participant’s interest in his or her account, or installments over a period not to exceed the participants lifetime, the lifetime of his or her designated beneficiary or their joint life expectancy. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000. Distributions to participants are recorded when paid. Net assets available for plan benefits include $407,727 and $340,885 payable to terminated plan participants who have elected to defer distribution of their vested account balances at December 31, 2003 and 2002, respectively.

Plan termination - The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of the Plan and ERISA.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments - Investments of the Plan are held by Putnam and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds, common collective trusts and Gymboree common stock are valued using quoted market prices, if available. If quoted market prices are not available, investments are valued by Putnam at fair market value at the end of each Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend rate.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds, common collective trusts and Company stock offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Related party transactions - Certain Plan investments in mutual funds and common collective trusts are managed by Putnam, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 – INVESTMENTS

At December 31, 2003 and 2002, investments included the following, which are 5% or more of the total plan assets:

	December 31,
	2003	2002
Putnam:
The George Putnam Fund of Boston	$734,696	$535,120
Investors Fund	1,898,690	1,412,626
Voyager Fund	1,430,421	971,680
Diversified Income Trust	490,797	329,456
New Opportunities Fund	1,222,243	749,407
International Equity Fund	1,310,134	953,351
Stable Value Fund	1,240,227	1,099,257
Gymboree common stock	581,876	511,537

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock was as follows at December 31:

Date	Number of shares	Fair value	Cost
2003	33,771	$581,876	$419,452
2002	32,253	$511,537	$372,139

GYMBOREE 401(k) PLAN
Schedule of Assets Held for Investment Purposes December 31, 2003	EIN 94-2615258 Plan #001

Identity of issue, borrower, lessor	Description of investment including maturity date,	Number of	Fair
similar party	rate of interest, collateral, par or maturity value	shares/units	value
Putnam:
* The George Putnam Fund of Boston	Mutual Fund	43,268	$734,696
* Putnam Investors Fund	Mutual Fund	169,829	1,898,690
* Putnam Voyager Fund	Mutual Fund	90,247	1,430,421
* Putnam Diversified Income Trust	Mutual Fund	49,080	490,797
* Putnam New Opportunities Fund	Mutual Fund	32,403	1,222,243
* Putnam International Equity Fund	Mutual Fund	63,414	1,310,134
* Putnam Stable Value Fund	Common Collective Trust	1,240,227	1,240,227
* Putnam Capital Opportunities Fund	Mutual Fund	10,637	107,962
* Putnam S&P 500 Index Fund	Common Collective Trust	7,058	196,072
* Putnam U.S. Government Income Trust	Mutual Fund	6,168	81,420
Ariel Fund	Mutual Fund	794	35,811
PIMCO Total Return Fund	Mutual Fund	16,506	176,781
Van Kampen Comstock Fund	Mutual Fund	10,341	164,932
* Gymboree common stock	Common Stock	33,771	581,876
* Participant loans	69 loans with interest rates ranging from 5.0% to 10.5%		227,410

		Total	$9,899,472

* A party-in-interest as defined by ERISA.

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm